CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$9,695,000	$297.64

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $413,582.07 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $297.64 offset against the registration fee due for this offering and of which $413,284.43 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 826 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 103-I dated October 19, 2007	Registration Statement No. 333-130051 Dated November 16, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co.
$9,695,000
Notes Linked to a Weighted Basket of Three Buffered Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSETM 100 Index and the Nikkei 225 Index due November 28, 2008

General

  The notes are designed for investors who seek a return of twice the appreciation of each underlying in a weighted diversified basket of three international buffered return enhanced components, consisting of the Dow Jones EURO STOXX 50® Index, the FTSETM 100 Index and the Nikkei 225 Index, each of which is subject to a different maximum return as described below, at maturity. Investors should be willing to forgo interest and dividend payments and, if any Component Underlying declines by more than 10%, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing November 28, 2008†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on November 16, 2007 and are expected to settle on or about November 21, 2007.

Key Terms

Basket/Basket Components:

The notes are linked to a weighted basket consisting of three buffered return enhanced components (each a “Basket Component,” and together, the “Basket Components”, each linked to an international index (each a “Component Underlying,” and together, the “Component Underlyings”) as set forth below:

Component Underlying	Component Weighting	Buffer Amount	Upside Leverage Factor	Maximum Return*	Downside Leverage Factor

Dow Jones EURO STOXX 50® Index	45%	10%	2	17.70%	1.1111
FTSETM 100 Index	30%	10%	2	16.10%	1.1111
Nikkei 225 Index	25%	10%	2	22.50%	1.1111
* The maximum payment at maturity is $1,184.20 per $1,000 principal amount note.
Payment at Maturity:

The amount you will receive at maturity is based on the Basket Return, which in turn is based on the performance of the Basket Components. At maturity, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Basket Return)
Basket Return:	The sum of the products of (a) the Component Return of each Basket Component and (b) the Component Weighting of such Basket Component.
Component Return:	With respect to each Basket Component, the Component Return will be calculated as follows:
	Ending Underlying Level	Component Return

	is greater than the Starting Underlying Level	Underlying Return x upside leverage factor, subject to the Maximum Return
	is equal to the Starting Underlying Level or less than the Starting Underlying Level by not more than the buffer amount	0
	is less than the Starting Underlying Level by more than the buffer amount	(Underlying Return + buffer amount) x downside leverage factor

For each Basket Component, if the Ending Underlying Level for the applicable Component Underlying declines from the Starting Underlying Level for such Component Underlying by more than 10%, your return on the notes at maturity may be adversely affected and you may lose some or all of your investment at maturity.

Maximum Return:

17.70%, 16.10% and 22.50% for the Dow Jones EURO STOXX 50® Index, the FTSETM 100 Index and the Nikkei 225 Index, respectively. For example, if the Underlying Return for the Dow Jones EURO STOXX 50® Index is more than 8.85%, the applicable Component Return will be equal to the applicable Maximum Return, or 17.70%.

Underlying Return:	With respect to each Component Underlying, the performance of the Component Underlying from the Starting Underlying Level to the Ending Underlying Level, calculated as follows:
Ending Underlying Level – Starting Underlying Level Starting Underlying Level
Starting Underlying Level:

With respect to each Component Underlying, the Index closing level on the pricing date, which was 4282.40 for the Dow Jones EURO STOXX 50® Index, 6291.20 for the FTSETM 100 Index and 15154.61 for the Nikkei 225 Index.

Ending Underlying Level:	With respect to each Component Underlying, the arithmetic average of the Index closing levels on each of the Ending Averaging Dates.
Ending Averaging Dates†:	November 18, 2008, November 19, 2008, November 20, 2008, November 21, 2008 and November 25, 2008
Maturity Date†:	November 28, 2008
CUSIP:	48123MGY2

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 103-I.

Investing in the Notes Linked to a Basket Consisting of Buffered Return Enhanced Components involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 103-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$13.50	$986.50

Total	$9,695,000	$130,882.50	$9,564,117.50

(1)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $13.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $6.75 per $1,000 principal amount note. See “Underwriting” beginning on page PS-70 of the accompanying product supplement no. 103-I.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $13.50 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 16, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 103-I dated October 19, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto dated November 15, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including the term sheet related here to dated November 9, 2007, preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 103-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 103-I dated October 19, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004460/e28866_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What Is the Underlying Return for Each Component Underlying and the Corresponding Component Return for Each Basket Component Assuming a Range of Performance for Each Component Underlying?

The following table illustrates the hypothetical Underlying Return for each Component Underlying and the corresponding Component Return for each Basket Component. The hypothetical Underlying Returns and Component Returns set forth below assume a Starting Underlying Level of 4300, 6300 and 15000 for the Dow Jones EURO STOXX 50® Index, the FTSETM 100 Index and the Nikkei 225 Index, respectively, and reflect the Maximum Return of 17.70%, 16.10% and 22.50% for the Basket Components linked to the Dow Jones EURO STOXX 50® Index, the FTSETM 100 Index and the Nikkei 225 Index, respectively. The hypothetical Underlying Returns and Component Returns set forth below are for illustrative purposes only and may not be the actual Underlying Returns and Component Returns applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Dow Jones EURO STOXX 50® Index			FTSETM 100 Index			Nikkei 225 Index

Ending Underlying Level	Underlying Return	Component Return	Ending Underlying Level	Underlying Return	Component Return	Ending Underlying Level	Underlying Return	Component Return

7740.00	80.00%	17.70%	11340.00	80.00%	16.10%	27000.00	80.00%	22.50%
7095.00	65.00%	17.70%	10395.00	65.00%	16.10%	24750.00	65.00%	22.50%
6450.00	50.00%	17.70%	9450.00	50.00%	16.10%	22500.00	50.00%	22.50%
6020.00	40.00%	17.70%	8820.00	40.00%	16.10%	21000.00	40.00%	22.50%
5590.00	30.00%	17.70%	8190.00	30.00%	16.10%	19500.00	30.00%	22.50%
5160.00	20.00%	17.70%	7560.00	20.00%	16.10%	18000.00	20.00%	22.50%
4730.00	10.00%	17.70%	6930.00	10.00%	16.10%	16687.50	11.25%	22.50%
4680.55	8.85%	17.70%	6807.15	8.05%	16.10%	16500.00	10.00%	20.00%
4601.00	7.00%	14.00%	6741.00	7.00%	14.00%	16200.00	8.00%	16.00%
4558.00	6.00%	12.00%	6678.00	6.00%	12.00%	15900.00	6.00%	12.00%
4515.00	5.00%	10.00%	6615.00	5.00%	10.00%	15750.00	5.00%	10.00%
4300.00	0.00%	0.00%	6300.00	0.00%	0.00%	15000.00	0.00%	0.00%
4085.00	-5.00%	0.00%	5985.00	-5.00%	0.00%	14250.00	-5.00%	0.00%
3870.00	-10.00%	0.00%	5670.00	-10.00%	0.00%	13500.00	-10.00%	0.00%
3440.00	-20.00%	-11.11%	5040.00	-20.00%	-11.11%	12000.00	-20.00%	-11.11%
3010.00	-30.00%	-22.22%	4410.00	-30.00%	-22.22%	10500.00	-30.00%	-22.22%
2580.00	-40.00%	-33.33%	3780.00	-40.00%	-33.33%	9000.00	-40.00%	-33.33%
2150.00	-50.00%	-44.44%	3150.00	-50.00%	-44.44%	7500.00	-50.00%	-44.44%
1720.00	-60.00%	-55.56%	2520.00	-60.00%	-55.56%	6000.00	-60.00%	-55.56%
1290.00	-70.00%	-66.67%	1890.00	-70.00%	-66.67%	4500.00	-70.00%	-66.67%
860.00	-80.00%	-77.78%	1260.00	-80.00%	-77.78%	3000.00	-80.00%	-77.78%
430.00	-90.00%	-88.89%	630.00	-90.00%	-88.89%	1500.00	-90.00%	-88.89%
0.00	-100.00%	-100.00%	0.00	-100.00%	-100.00%	0.00	-100.00%	-100.00%

JPMorgan Structured Investments —
Notes Linked to a Weighted Basket of Three Buffered Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSETM 100 Index and the Nikkei 225 Index
PS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity is calculated under various hypothetical circumstances. You should review the following examples in conjunction with the hypothetical table set forth on the previous page, including the underlying assumptions described on the previous page. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The level of the Dow Jones EURO STOXX 50® Index increases from a Starting Underlying Level of 4300 to an Ending Underlying Level of 4558, the FTSETM 100 Index increases from a Starting Underlying Level of 6300 to an Ending Underlying Level of 6615, and the level of the Nikkei 225 Index increases from a Starting Underlying Level of 15000 to an Ending Underlying Level of 16200.  Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and each of the Underlying Return of 6.00% for the Dow Jones EURO STOXX 50® Index, 5.00% for the FTSETM 100 Index and 8.00% for the Nikkei 225 Index, each multiplied by 2, does not exceed the applicable Maximum Return of 17.70%, 16.10% and 22.50%, respectively, the Basket Return is calculated as follows:

[(6% x 2) x 45%] + [(5% x 2) x 30%] + [(8% x 2) x 25%] = 12.40%

Accordingly, the investor receives a payment at maturity of $1,124.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 12.40%) = $1,124.00

Example 2: The level of the Dow Jones EURO STOXX 50® Index increases from a Starting Underlying Level of 4300 to an Ending Underlying Level of 5160, the FTSETM 100 Index increases from a Starting Underlying Level of 6300 to an Ending Underlying Level of 8190, and the level of the Nikkei 225 Index increases from a Starting Underlying Level of 15000 to an Ending Underlying Level of 21000.  Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and each of the Underlying Return of 20.00% for the Dow Jones EURO STOXX 50® Index, 30.00% for the FTSETM 100 Index and 40.00% for the Nikkei 225 Index, each multiplied by 2, exceeds the applicable Maximum Return of 17.70%, 16.10% and 22.50%, respectively, the Basket Return is calculated as follows:

(17.70% x 45%) + (16.10% x 30%) + (22.50% x 25%) = 18.42%

Accordingly, the investor receives a payment at maturity of $1,184.20 per $1,000 principal amount note, which reflects the maximum payment at maturity, calculated as follows:

$1,000 + ($1,000 x 18.42%) = $1,184.20

Example 3: The level of the Dow Jones EURO STOXX 50® Index increases from a Starting Underlying Level of 4300 to an Ending Underlying Level of 4730, the FTSETM 100 Index increases from a Starting Underlying Level of 6300 to an Ending Underlying Level of 6678, and the level of the Nikkei 225 Index increases from a Starting Underlying Level of 15000 to an Ending Underlying Level of 16500.  Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and the Underlying Return of 10.00% for the Dow Jones EURO STOXX 50® Index multiplied by 2 exceeds the applicable Maximum Return of 17.70%, while each of the Underlying Return of 6.00% for the FTSETM 100 Index and 10.00% for the Nikkei 225 Index, each multiplied by 2, does not exceed the applicable Maximum Return of 16.10% and 22.50%, respectively, the Basket Return is calculated as follows:

(17.70% x 45%) + [(6% x 2) x 30%] + [(10% x 2) x 25%] = 16.565%

Accordingly, the investor receives a payment at maturity of $1,165.65 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 16.565%) = $1,165.65

Example 4: The level of the Dow Jones EURO STOXX 50® Index decreases from a Starting Underlying Level of 4300 to an Ending Underlying Level of 3870, the FTSETM 100 Index decreases from a Starting Underlying Level of 6300 to an Ending Underlying Level of 5670, and the level of the Nikkei 225 Index decreases from a Starting Underlying Level of 15000 to an Ending Underlying Level of 13500.  Because the Ending Underlying Level of each Component Underlying is less than its Starting Underlying Level by not more than 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 5: The level of the Dow Jones EURO STOXX 50® Index decreases from a Starting Underlying Level of 4300 to an Ending Underlying Level of 3010, the FTSETM 100 Index decreases from a Starting Underlying Level of 6300 to an Ending Underlying Level of 5040, and the level of the Nikkei 225 Index decreases from a Starting Underlying Level of 15000 to an Ending Underlying Level of 9000. Because the Ending Underlying Level of each Component Underlying is less than its Starting Underlying Level by more than 10%, the Basket Return is calculated as follows:

{[(-30% + 10%) x 1.1111] x 45%} + {[(-20% + 10%) x 1.1111] x 30%} + {[(-40% + 10%) x 1.1111) x 25%} = -21.666%

Accordingly, the investor receives a payment at maturity of $783.34 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -21.666%) = $783.34

Example 6: The level of the Dow Jones EURO STOXX 50® Index decreases from a Starting Underlying Level of 4300 to an Ending Underlying Level of 3010, the FTSETM 100 Index decreases from a Starting Underlying Level of 6300 to an Ending Underlying Level of 5985, and the level of the Nikkei 225 Index decreases from a Starting Underlying Level of 15000 to an Ending Underlying Level of 9000. Because the Ending Underlying Level of the FTSETM 100 Index is less than its Starting Underlying Level by not more than 10% and the Ending Underlying Level of each of the other Component Underlyings is less than its Starting Underlying Level by more than 10%, the Basket Return is calculated as follows:

{[(-30% + 10%) x 1.1111] x 45%} + 0% + {[(-40% + 10%) x 1.1111) x 25%} = -18.333%

Accordingly, the investor receives a payment at maturity of $816.67 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -18.333%) = $816.67

Example 7: The level of the Dow Jones EURO STOXX 50® Index increases from a Starting Underlying Level of 4300 to an Ending Underlying Level of 4601, the FTSETM 100 Index decreases from a Starting Underlying Level of 6300 to an Ending Underlying Level of 5040, and the level of the Nikkei 225 Index decreases from a Starting Underlying Level of 15000 to an Ending Underlying Level of 10500. Because the Ending Underlying Level of the Dow Jones EURO STOXX 50® Index is greater than its Starting Underlying Level, and the Underlying Return of 7.00% multiplied by 2 does not exceed the applicable Maximum Return of 17.70%, and the Ending Underlying Level of each of the other Component Underlyings is less than its Starting Underlying Level by more than 10%, the Basket Return is calculated as follows:

[(7% x 2) x 45%] + {[(-20% + 10%) x 1.1111] x 30%} + {[(-30% + 10%) x 1.1111) x 25%} = -2.589%

Accordingly, the investor receives a payment at maturity of $974.11 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -2.589%) = $974.11

JPMorgan Structured Investments —
Notes Linked to a Weighted Basket of Three Buffered Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSETM 100 Index and the Nikkei 225 Index
PS-2

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Underlying Return for each Component Underlying by two, up to the Maximum Return of 17.70% for the Dow Jones EURO STOXX 50® Index, 16.10% for the FTSETM 100 Index and 22.50% for the Nikkei 225 Index. Accordingly, the maximum payment at maturity is $1,184.20 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Underlying Level of each Component Underlying, as compared to the applicable Starting Underlying Level, of up to 10%. If the Ending Underlying Level of a Component Underlying declines by more than 10%, for every 1% decline of the Component Underlying beyond 10%, the Component Return for the Basket Component linked to such Component Underlying will be reduced by 1.1111%.
  DIVERSIFICATION AMONG THE COMPONENT UNDERLYINGS — Because the Basket Component linked to the Dow Jones EURO STOXX 50® Index makes up 45% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the Dow Jones EURO STOXX 50® Index.
  The return on the notes is linked to a weighted basket consisting of three buffered return enhanced components, each linked to the Dow Jones EURO STOXX 50® Index, the FTSETM 100 Index and the Nikkei 225 Index, respectively. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The FTSETM 100 Index measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the London Stock Exchange. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange. For additional information about each Component Underlying, see the information set forth under “The Dow Jones EURO STOXX 50® Index,” “The FTSETM 100 Index” and “The Nikkei 225 Index” of the accompanying product supplement no. 103-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 103 -I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Components, the Component Underlyings or any of the component stocks of the Component Underlyings. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 103-I dated October 19, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Component Underlyings and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the Ending Underlying Level for any Component Underlying beyond the 10% buffer as compared to the Starting Underlying Level.
  THE COMPONENT RETURN FOR EACH BASKET COMPONENT IS LIMITED TO THE APPLICABLE MAXIMUM RETURN — If the Ending Underlying Level of a Component Underlying is greater than its Starting Underlying Level, the Component Return for the Basket Component linked to such Component Underlying will not exceed the Maximum Return of 17.70%, 16.10% and 22.50% for the Dow Jones EURO STOXX 50® Index, the FTSETM 100 Index and the Nikkei 225 Index, respectively. Accordingly, you payment at maturity will not exceed $1,184.20 for each $1,000 principal amount note.
  CHANGES IN THE VALUES OF THE COMPONENT UNDERLYINGS MAY OFFSET EACH OTHER — Price movements in the Component Underlyings may not correlate with each other. At a time when the value of one or more of the Component Underlyings increases, the value of the other Component Underlyings may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Underlyings may be moderated, or more than offset, by lesser increases or declines in the level of the other Component Underlying or Component Underlyings. For example, assuming the Maximum Return for each Basket Component is equal to the applicable percentage set forth on the front cover of this pricing supplement, the negative Component Return resulting from a 20% decline in the Ending Underlying Level of the Dow Jones EURO STOXX 50® Index, as compared to its Starting Underlying Level, would more than offset the positive Component Returns resulting from any and all appreciation in both the FTSETM 100 Index and the Nikkei 225 Index, which appreciation may be significant.

JPMorgan Structured Investments —
Notes Linked to a Weighted Basket of Three Buffered Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSETM 100 Index and the Nikkei 225 Index
PS-3

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO PERIODIC INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive periodic interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Component Underlyings would have.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the stocks underlying each Component Underlying are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Component Underlyings on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Component Underlyings;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Component Underlyings;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the U.S. dollar, the European Union euro, the British pound and the Japanese yen; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Notes Linked to a Weighted Basket of Three Buffered Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSETM 100 Index and the Nikkei 225 Index
PS-4

Historical Information

The following graphs show the historical weekly performance of each Component Underlying from January 4, 2002 through November 16, 2007. The Index closing level of the Dow Jones EURO STOXX 50® Index on November 16, 2007 was 4282.40. The Index closing level of the FTSETM 100 Index on November 16, 2007 was 6291.20. The Index closing level of the Nikkei 225 Index on November 16, 2007 was 15154.61.

We obtained the various Index closing levels of the Component Underlying below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Component Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of any Component Underlying on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Component Underlyings will result in the return of any of your initial investment.

JPMorgan Structured Investments —
Notes Linked to a Weighted Basket of Three Buffered Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSETM 100 Index and the Nikkei 225 Index
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